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Filed pursuant to
General Instruction II.K of Form F-9;
File No. 333-140797

Subject to Completion
Preliminary Prospectus Supplement dated September 19, 2007

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Supplement
(To Prospectus dated February 20, 2007)

Suncor Energy Inc.

U.S.$

6.50% Notes due June 15, 2038

Interest payable June 15 and December 15

Issue price:            %

The notes (the "Notes") bear interest at the rate of 6.50% per year. We will pay interest on the Notes on June 15 and December 15 of each year, beginning December 15, 2007. The Notes will mature on June 15, 2038. We may redeem some or all of the Notes at any time at a redemption price as described under "Description of the Notes—Optional redemption". We may also redeem all of the Notes if certain changes affecting withholding taxes occur.

The Notes offered hereby constitute a further issuance of the U.S.$750,000,000 aggregate principal amount of the 6.50% notes due June 15, 2038 (the "June Notes") which we issued on June 28, 2007. The Notes offered hereby will form a single series with the June Notes and will have the same maturity. The Notes will have the same CUSIP number and will trade interchangeably with the June Notes immediately upon settlement.

The Notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The Notes will be issued only in registered form in denominations of U.S.$2,000 and multiples of U.S.$1,000 in excess thereof.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page 8 of the accompanying prospectus (the "Prospectus").

	Price to public(1)	Underwriting commission	Proceeds to us, before expenses

Per Note	%	%	%

Total	U.S.$	U.S.$	U.S.$

Note:

(1)
The public offering price does not include accrued interest, which will accrue on the Notes from June 28, 2007 to the date they are delivered. This accrued interest must be paid by the purchasers of the Notes.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to those of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our annual audited consolidated financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

Owning the Notes may subject you to tax consequences both in the United States and in Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. You should read the tax discussion under the caption "Certain Income Tax Consequences" in this Prospectus Supplement and in the accompanying Prospectus.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this Prospectus Supplement or the accompanying Prospectus are residents of Canada, and many of our assets are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are expected to be ready for delivery in book-entry form through The Depository Trust Company on or about September             , 2007.

Joint Book-Running Managers

JPMorgan	Citi

September             , 2007

Important notice about information in
this prospectus supplement and
the accompanying prospectus

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Notes we are offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus dated February 20, 2007, which gives more general information, some of which may not apply to the Notes we are offering. The accompanying base prospectus is referred to as the "Prospectus" in this Prospectus Supplement.

If the description of the Notes varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this Prospectus Supplement and the accompanying Prospectus, as well as information in any document incorporated by reference that we previously filed with the Securities and Exchange Commission and with the Alberta Securities Commission, is accurate only as of its respective date.

In this Prospectus Supplement, all capitalized terms used and not otherwise defined have the meanings provided in the accompanying Prospectus. In this Prospectus Supplement, the Prospectus and any document incorporated by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 18 to our audited consolidated financial statements for the year ended December 31, 2006, incorporated by reference into this Prospectus Supplement. Unless otherwise specified or the context otherwise requires, all references in this Prospectus Supplement, the Prospectus and any document incorporated by reference to "Suncor", "we", "us" and "our" mean Suncor Energy Inc. and its subsidiaries and joint venture investments.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the Notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus. See "Documents Incorporated by Reference" in this Prospectus Supplement and "Where You Can Find More Information" in the Prospectus.

i

Any statement contained in this Prospectus Supplement, the accompanying Prospectus or any document incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus for the purpose of the offering of the Notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the accompanying Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make the statement, in light of the circumstances in which it was made, not misleading. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement or the accompanying Prospectus.

ii

iii

Exchange rate data

We publish our consolidated financial statements in Canadian dollars. In this Prospectus Supplement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, references to "dollars", "$" or "Cdn.$" are to Canadian dollars and references to "U.S.$" are to United States dollars.

The following table sets forth certain exchange rates based on the noon-day exchange rates for United States dollars per Canadian dollar, as reported by the Bank of Canada:

	Year ended December 31,
				Six months ended June 30, 2007
(United States dollars)
	2006	2005	2004

Period End	0.8581	0.8577	0.8308	0.9404
Average	0.8818	0.8253	0.7683	0.8812
High	0.9099	0.8690	0.8493	0.9452
Low	0.8528	0.7872	0.7159	0.8437

On September 18, 2007, the noon-day exchange rate was U.S.$0.9769 equals $1.00.

Forward looking statements

Certain statements contained in this Prospectus Supplement or in the accompanying Prospectus, including certain documents incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus, constitute forward-looking statements within the meaning of applicable securities laws, relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected future expenditures, commodity prices, costs, schedules and production volumes, operating or financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "estimate", "plans", "believes", "indicates", "could", "goal", "target", "objective", "will continue", "schedule", "foreseeable", "proposed", "potential", "may" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our experience. Our actual results may differ materially from those expressed or implied by our forward-looking statements.

You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to: changes in the general economic, market and business conditions; fluctuations in supply and demand for our products; commodity prices and currency exchange rates; our ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects (for example the continued investment in our Firebag in-situ development project) and regulatory projects (for example, the clean fuels refinery modifications projects in our downstream businesses); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement of conception of the detailed engineering needed to reduce the margin of error or increase the level of accuracy; the integrity and reliability of our capital assets; the cumulative impact of other resource development; future environmental laws; the accuracy of our reserve, resource and future production estimates and our success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies and from companies that provide alternative sources of energy; labour and material shortages; other facilities uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties; changes in environmental and other regulations (for example, the Government of Alberta's current review of the Crown Royalty regime, and the Government of Canada's current review and implementation of greenhouse gas emission regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us. These important factors are not exhaustive.

Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described, can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" or "Risk Factors Affecting Performance" in the accompanying Prospectus and in the documents incorporated by reference in this Prospectus Supplement. The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus or any document incorporated by reference herein or therein are made as of the date of such document and, except as required under applicable laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

Documents incorporated by reference

The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the Securities and Exchange Commission are specifically incorporated by reference in and form an integral part of this Prospectus Supplement and the accompanying Prospectus:

•
our audited consolidated financial statements as at December 31, 2006 and December 31, 2005 and for each of the years in the three year period ended December 31, 2006, including the notes thereto and the auditor's report thereon included in our Annual Report to Shareholders;

•
our Annual Information Form dated February 28, 2007 ("AIF");

•
our Management's Discussion and Analysis for the year ended December 31, 2006;

•
our Management's Information Circular and Proxy Statement dated March 1, 2007 relating to the annual meeting of our shareholders held on April 26, 2007;

•
our unaudited interim consolidated financial statements for the six months ended June 30, 2007 and June 30, 2006; and

•
our Management's Discussion and Analysis for the six month period ended June 30, 2007.

Suncor Energy Inc.

We are an integrated energy company, with corporate headquarters in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins—Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas, transport and refine crude oil and market petroleum and petrochemical products. Periodically, we also market third party petroleum products. We also carry on energy trading activities focused principally on buying and selling futures contracts and other derivative instruments based on the commodities we produce.

Suncor's registered and principal office is located at 112 - 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5. Our common shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "SU".

Recent developments

On September 18, 2007, the Alberta Royalty Review Panel released its report and recommendations to the Minister of Finance of Alberta, following its review of Alberta's royalty and tax regime. In its report, the Panel recommends a significant increase in the royalty rate applicable to oil sands projects and the implementation of additional taxes. The response of the Alberta Government to this report is uncertain and future royalties and tax payable, as well as the determination of net reserves, may be affected.

On July 26, 2007, we announced our second quarter 2007 results. Our unaudited interim consolidated financial statements for the six months ended June 30, 2007 and June 30, 2006, and our Management's Discussion and Analysis for the six month period ended June 30, 2007 are incorporated by reference in and form an integral part of this Prospectus Supplement and the accompanying Prospectus. See "Documents Incorporated By Reference" in this Prospectus Supplement and the accompanying Prospectus.

Selected consolidated financial and
operating information

Selected consolidated financial information

We have derived the following selected consolidated financial information as at and for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP. We have derived the following selected consolidated financial information for the six months ended June 30, 2006 and 2007 from our unaudited interim consolidated financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods. Our historical results are not necessarily indicative of the results that may be expected for any future period.

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. You should read the selected consolidated financial information in conjunction with our audited financial statements and the related notes, our unaudited interim consolidated financial statements and the related notes incorporated by reference in this Prospectus Supplement. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 18 of our audited consolidated financial statements as at and for the year ended December 31, 2006, incorporated by reference into this Prospectus Supplement.

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)
Income statement items: (in millions)
Revenue	$8,705	$11,129	$15,829	$ 7,928	$ 8,309
Net earnings	1,076	1,158	2,971	1,931	1,192

	Year ended December 31,
				Six months ended June 30, 2007
	2004	2005	2006

				(unaudited)
Balance sheet items (at period end): (in millions)
Cash and cash equivalents	$88	$165	$521	$952
Total assets	11,774	15,149	18,781	21,230
Long-term and short-term debt	2,247	3,056	2,392	3,158
Shareholders' equity	4,874	5,996	8,952	10,053

Selected historical operating information

The following table sets forth certain historical operating information for us and our subsidiaries for the periods indicated. In this table, "bbl" means barrels, "mcf" means thousand cubic feet and "mmcf" means million cubic feet. All figures are presented gross before royalties.

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007

Oil Sands
Total production (thousands of bbl per day)	226.5	171.3	260.0	266.0	225.1
Average sales price ($ per bbl)
Before hedging	$49.78	$62.68	$68.03	$70.49	$68.06
After hedging	42.28	53.81	68.03	70.49	68.10
Natural Gas
Natural gas (mmcf per day)	200	190	191	193	191
Average sales price ($ per mcf)
Before hedging	$6.73	$8.59	$6.95	$7.51	$6.98
After hedging	6.70	8.57	7.15	7.73	6.93
Refining & Marketing
Refining product sales (thousands of cubic metres per day)	24.7	28.9	29.5	28.8	33.2
Utilization of refinery capacity	96%	97%	85%	85%	103%

Use of proceeds

We estimate the net proceeds from this offering will be approximately U.S.$             million, after deducting underwriting commissions and after deducting estimated expenses payable by us of approximately U.S.$0.5 million. We intend to add the net proceeds from the sale of the Notes to our general funds, and to use such funds for general corporate purposes, including, but not limited to, reducing short term borrowings, supporting our ongoing capital spending program and for working capital requirements. Pending any such use of net proceeds, we expect to invest such proceeds in short term money market instruments.

Consolidated capitalization

The following table summarizes our cash and cash equivalents and consolidated capitalization as at June 30, 2007, both actual and as adjusted to give effect to the issuance of the Notes offered by this Prospectus Supplement and our use of the net proceeds of such offering as described under "Use of Proceeds". You should read this table together with our unaudited interim consolidated financial statements for the six months ended June 30, 2007 which are incorporated by reference in this Prospectus Supplement. All U.S. dollar amounts in the following table have been converted to Canadian dollars using the noon-day exchange rates for United States dollars per Canadian dollar, as reported by the Bank of Canada on June 29, 2007 of U.S.$0.9404 equals $1.00.

	June 30, 2007
	Actual	As adjusted

	(unaudited) (in millions)
Cash and cash equivalents	$952	$

Short-term debt(1)	$6		$6

Long-term debt
Unsecured revolving credit facilities(2)	$—	$
Commercial paper(3)	42		—
Debentures and Notes
6.10% unsecured medium term notes, due 2007	150		150
6.70% unsecured medium term notes, due 2011	500		500
5.39% unsecured medium term notes, due 2037	600		600
7.15% U.S.$ notes, due 2032 (U.S.$500)	532		532
5.95% U.S.$ notes, due 2034 (U.S.$500)	532		532
6.50% U.S.$ notes, due 2038 (U.S.$750)	798		798
Capital leases	37		37
Secured long-term debt	1		1
Deferred financing costs	(40)		(40)
Notes offered hereby (U.S.$ )	—

Total long-term debt	$3,152	$

Shareholders' equity
Share capital	$833		$833
Contributed surplus	134		134
Accumulated other comprehensive income	(157)		(157)
Retained earnings	9,243		9,243

Total shareholders' equity	$10,053		$10,053

Total capitalization	$13,211	$

(1)
Short-term debt under our bank credit facilities.

(2)
We have committed unsecured revolving term credit facilities totaling $2,330 million, of which $2,000 million has a term period of five years expiring in June 2012 and $330 million which is fully revolving for 364 days and has a term period of one year, expiring in June 2008. Amounts available under the credit facilities are extendable annually, at each lender's option. As of September 18, 2007, $415 million was drawn under our unsecured revolving term credit facilities.

(3)
Our commercial paper program is supported by our long-term bank credit facilities and, accordingly, our commercial paper is classified as long-term debt.

Interest coverage

The following adjusted interest coverage ratios, which have been prepared in accordance with Canadian securities requirements, are included in this Prospectus Supplement in accordance with Canadian disclosure requirements.

The following adjusted interest coverage ratios are calculated for the twelve month periods ended December 31, 2006 and June 30, 2007, derived from our audited, in the case of December 31, 2006, and our unaudited, in the case of June 30, 2007, consolidated financial statements and give effect to all of our long-term debt then outstanding. The adjusted interest coverage ratios give effect to the $600 million principal amount of 5.39% Series 4 Medium Term Notes due March 26, 2037, which we issued on March 26, 2007 and to the U.S.$750 million principal amount of the June Notes which we issued on June 28, 2007, and our application of the proceeds from each of these issuances, as if such transactions occurred on January 1, 2006. The adjusted interest coverage ratios also give effect to the issuance of the Notes offered by this Prospectus Supplement and our use of the net proceeds of such offering as described under "Use of Proceeds". The adjusted interest coverage ratios set forth below do not purport to reflect the actual interest coverage ratios that would have occurred on the foregoing dates, nor to be indicative of interest coverage ratios for any future periods.

	December 31, 2006	June 30, 2007

Interest coverage ratios on long-term debt:
Earnings	times	times
Cash Flow	times	times

Interest coverage on long-term debt on an earnings basis is equal to net earnings before interest expense on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the interest coverage ratios set forth in this Prospectus Supplement, long-term debt includes the current portion of long-term debt and amounts with respect to Notes that will be issued under this Prospectus Supplement.

Description of the notes

The following description of the terms of the Notes (referred to in the Prospectus as the "Debt Securities") is in addition to, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the Prospectus and should be read in conjunction with such description. In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries and joint venture investments. Capitalized terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

General

The Notes initially will be issued in an aggregate principal amount of U.S.$             million. The Notes will mature on June 15, 2038. The Notes will constitute a further issuance of the U.S.$750,000,000 aggregate principal amount of the 6.50% June Notes due June 15, 2038 which we issued on June 28, 2007. The Notes offered hereby will form a single series with the previously issued June Notes and will have the same maturity. The Notes will have the same CUSIP number and will trade interchangeably with the June Notes immediately upon settlement. The Notes will bear interest at the rate of 6.50% per annum from June 28, 2007. Interest will be payable semi-annually on June 15 and December 15 of each year, commencing December 15, 2007, to the persons in whose names the Notes are registered at the close of business on the preceding June 1 or December 1, respectively. Purchasers of the Notes in this offering will be entitled to receive the full amount of the next semi-annual interest payment on December 15, 2007; however, such purchasers must pay accrued interest from June 28, 2007 to the date of delivery of the Notes.

Upon closing of the offering of the Notes, we will indirectly advance the amount of the proceeds of the offering to our subsidiary, Suncor Energy Oil Sands Limited Partnership (the "Partnership"), and the Partnership will issue a note (the "Partnership Note") in the amount of such proceeds. The principal amount of the Partnership Note, plus accrued and unpaid interest equal to accrued and unpaid interest on the offered Notes, will become payable on the earlier of (i) June 15, 2038, (ii) the occurrence of an event of default under the Indenture relating to our bankruptcy or insolvency or the institution by us of proceedings to be adjudicated a bankrupt or insolvent, whereupon all such amounts shall automatically become due and payable, without any requirement that notice be given, and (iii) upon a declaration of acceleration of the Notes being made in accordance with the terms of the Indenture and prior to any such declaration being rescinded or annulled, on written demand by the holder or its assignee. The Partnership Note will be pledged in favour of the Trustee for the benefit of the holders of the Notes. A breach under the pledge agreement will be an event of default under the Indenture.

The Notes will be our unsecured obligations and will rank equally with all our other unsecured and unsubordinated indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, of any of our corporate or partnership subsidiaries. As at June 30, 2007, our subsidiaries had approximately $1,101 million of indebtedness. However, for so long as the intercompany arrangement and pledge, as described above, are in place, the Trustee on behalf of the holders of Notes will have a claim against the Partnership in an amount equal to the amount due under the Notes. See "—Pledge termination" below.

Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars.

The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the Prospectus) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in withholding tax law on or after the date of this Prospectus Supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the Prospectus) will apply to the Notes.

We may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional notes under the Indenture, equal in rank to the Notes, in all respects (except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the Notes, and have the same terms as to status, redemption and otherwise as the Notes.

The Notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of Notes pursuant to this Prospectus Supplement.

Pledge termination

Under the circumstances set forth below, we may terminate the pledge of the Partnership Note prior to the date on which our obligations under the Notes have been paid, satisfied or discharged in full.

We are obligated to notify each of our then current rating agencies and the Trustee of our intention to exercise our option to terminate the pledge of the Partnership Note at least 45 days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the pledge of the Partnership Note on the proposed Release Date, we are obligated to deliver to the Trustee an officer's certificate stating that we have satisfied each of the conditions specified below.

After delivery of such officer's certificate, we may, at our option and without the consent of the holders of the Notes, permanently terminate the pledge of the Partnership Note, provided that at the time of such termination:

•
the Restricted Subsidiaries shall not be the primary obligors or guarantors with respect to any Debt, other than Debt which in the aggregate does not exceed an amount equal to 15% of Consolidated Net Tangible Assets;

•
at least two of our then current rating agencies (or if we have only one rating agency at such time, that one rating agency) have affirmed that the rating assigned by them to the Notes shall not be downgraded as a result of the termination of the pledge, or notice thereof; and

•
no event which is, or after notice or passage of time or both would be, an event of default or an event of default has occurred and is continuing under the Indenture.

Governing law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with the laws of the State of New York. In addition, the pledge agreement and the Partnership Note will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, in each case, without giving effect to the conflict of law principles thereof.

Optional redemption

The Notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

•
100% of the principal amount of the Notes to be redeemed, and

•
as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 25 basis points, plus accrued interest thereon to the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

"Reference Treasury Dealer" means (A) each of J.P. Morgan Securities Inc., Citigroup Global Markets Inc., their respective affiliates and three others which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer; and (B) any other Primary Treasury Dealers selected by the Trustee after consultation with us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Book-entry system

The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's nominee) or such other name as may be requested by an authorized representative of the Depositary. One or more fully registered global Notes will be issued for the Notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Global Securities" in the Prospectus will be applicable to the Notes.

The following is based on information furnished by the Depositary:

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depositary holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that the Depositary's participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of the Depositary and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority ("FINRA"). Access to the Depositary's system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Depositary's Rules applicable to its Participants are on file with the Securities and Exchange Commission.

Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of the Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from the Depositary of their purchases. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive Notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in the Prospectus.

To facilitate subsequent transfers, the Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the Notes with the Depositary and its registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to the Depositary. If less than all of the Notes are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTCC's procedures. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, principal, premium, if any, and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of the Depositary. The Depositary's practice is to credit Direct Participants' accounts upon the Depositary's receipt of funds and corresponding detail information from us or the Trustee, on the payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with Notes held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal, premium, if any, and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of the Depositary, is our responsibility or the responsibility of the Trustee, disbursement of these payments to Direct Participants will be the responsibility of the Depositary, and disbursement of these payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

The Depositary may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depository is not obtained, Notes in definitive form are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, Notes in definitive form will be printed and delivered.

The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Credit ratings

Our senior unsecured long-term debt securities are rated "A3" by Moody's Investors Service, Inc. ("Moody's"), "A-" by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P") and "A (low)" by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Obligations rated A are considered upper-medium grade and are subject to low credit risk. Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Long-term debt rated A is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While A is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The AAA and D categories do not utilize "high", "middle", and "low" as differential grades.

Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings accorded to our debt securities by such rating agencies are not a recommendation to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances so warrant and if any such rating is so revised or withdrawn, we are under no obligation to update this Prospectus Supplement.

Certain income tax consequences

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian federal income tax considerations

In the opinion of Blake, Cassels & Graydon, LLP, Calgary, Alberta, Canada, our Canadian counsel, the following summary addresses the material Canadian federal income tax considerations of purchasing, owning and disposing of the Notes to an initial purchaser of Notes under this offering (a "Holder") who, for the purposes of the Income Tax Act (Canada) (the "ITA") and any applicable tax treaty and at all relevant times, deals at arm's length with Suncor Energy Inc., is a non-resident of Canada, holds the Notes as capital property, and does not use or hold, and is not deemed to use or hold, the Notes in connection with a business carried on in Canada. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

This summary is based on the current provisions of the ITA and the regulations thereunder, the understanding of Blake, Cassels & Graydon LLP of the current assessing and administrative practices of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this Prospectus Supplement. This summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder of Notes.

The payment of interest (including amounts accrued from June 28, 2007 to the date the Notes are delivered), premium, if any, and principal in respect of the Notes by Suncor Energy Inc. to a Holder will not be subject to non-resident withholding tax under the ITA. No other tax on income (including capital gains) will be payable by a Holder under the ITA in respect of the holding, repayment, redemption or disposition of the Notes, or the receipt of interest, premium, if any, or principal thereon, except that in certain circumstances, a Holder who is a non-resident insurer carrying on business in Canada, and elsewhere, may be subject to taxes under the ITA. Such non-residents should consult their own tax advisors as to the tax consequences of acquiring Notes.

Certain U.S. federal income tax considerations

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by U.S. persons (as defined below) who purchase Notes in this offering and who hold the Notes as capital assets

("U.S. Holders") within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, regulated investment companies, traders in securities who elect to mark-to-market their securities, U.S. expatriates, persons subject to the alternative minimum tax, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Notes, nor does it discuss any aspect of gift, estate or inheritance taxes, or state, local or non-U.S. tax law. Furthermore, the discussion below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

As used in this section, the term "U.S. person" means a beneficial owner of a Note that is (i) a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds a Note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of the partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a Note should consult its own tax advisors.

Payments of interest

Interest on a Note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, interest income on a Note generally will constitute foreign source income and be considered "passive category income" or "general category income". The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Bond Premium

If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note other than stated interest, such U.S. Holder will be considered to have purchased the Note with "bond premium". Generally, a U.S. Holder may elect to amortize such bond premium as an offset to stated interest income in respect of the Note (and not as a separate deduction), using a constant yield method prescribed under applicable U.S. Treasury regulations, over the remaining term of the Note. If a U.S. Holder elects to amortize bond premium, its adjusted tax basis in the Note will be reduced by the amount of the premium used to offset stated interest.

Sale, exchange or retirement of the notes

Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will be the U.S. Holder's cost therefor, less any principal payments received by such holder and less any amortized bond premium. Such gain or loss generally will constitute a long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source.

Backup withholding and information reporting

In general, information reporting requirements will apply to payments of principal and interest on the Notes and payments of the proceeds of sales made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax, currently at a rate of 28%, may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or will be refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Underwriting

We intend to offer the Notes through the underwriters. J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the Notes listed opposite their names below.

Underwriters	Principal amount of notes

J.P. Morgan Securities Inc.	U.S.$
Citigroup Global Markets Inc.	U.S.$

Total	U.S.$

In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Notes may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and discounts

The representatives have advised us that the underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover of this Prospectus Supplement and to certain dealers at that price less a concession not in excess of            % per Note. The underwriters may allow, and such dealers may reallow, a discount not in excess of            % per

Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

The expenses of the offering, not including the underwriting commission, are estimated to be approximately U.S.$0.5 million and are payable by us.

Trading market

The Notes form part of a series of securities first issued in June, 2007. We do not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. We have been advised by the underwriters that they currently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Price stabilization and short positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of this Prospectus Supplement, the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationship between Suncor and certain underwriters

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received, and may receive customary fees and commissions for these transactions. Under applicable securities legislation in certain provinces of Canada, we may be considered to be a connected issuer of each of the underwriters as each is a directly or indirectly wholly-owned or majority owned subsidiary or affiliate of a bank which is a lender to us and will receive a portion of the proceeds from this offering. See "Use of Proceeds". We have committed unsecured revolving term credit facilities totaling $2,330 million, of which $415 million were drawn as at September 18, 2007. We are presently in compliance with the terms of such credit facilities. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the

Notes. As a consequence of the sale of the Notes under this Prospectus Supplement, each of the underwriters will receive a commission on the principal amount of any Notes.

FINRA regulation

All of the underwriters are affiliates of banks which are lenders to us. As a consequence of their participation in the offerings, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the Notes. The decision to distribute the Notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay commercial paper borrowings and to repay indebtedness. See "Use of Proceeds". Such banks or affiliates of these banks may hold a portion of such commercial paper borrowings or indebtedness. As a result, these banks or affiliates of such banks may receive more than 10% of the net proceeds from the offering of the Notes in the form of the repayment of such commercial paper borrowings or indebtedness. Accordingly, the offering of the Notes is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

Legal matters

Certain legal matters relating to Canadian law in connection with the issuance of the Debt Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the issuance of the Debt Securities will be passed upon for us by Shearman & Sterling LLP, Toronto, Ontario, Canada. Certain legal matters relating to United States law in connection with the issuance of Debt Securities will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

Experts

The consolidated financial statements as at and for the years ended December 31, 2006, 2005 and 2004 incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by PricewaterhouseCoopers LLP, independent chartered accountants, as indicated in their report dated February 28, 2007 and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

Certain information relating to our reserves included in this Prospectus Supplement and in our Annual Information Form incorporated by reference in this Prospectus Supplement and the accompanying Prospectus has, in the case of all reserves, been calculated by our engineers and audited and opined on at December 31, 2006 by GLJ Petroleum Consultants Ltd. ("GLJ"), independent petroleum engineering consultants retained by us has been compiled by us based on reports dated February 9, 2007, prepared by GLJ and have been so included and incorporated in reliance on the opinion and report, respectively, of GLJ, given upon the authority of said firm as experts in engineering. As of the date of this Prospectus Supplement, the partners of GLJ as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

Consent of our auditors

We have read the Prospectus Supplement dated September             , 2007 and accompanying Prospectus of Suncor Energy Inc. (the "Corporation") relating to the sale and issuance of U.S.$            aggregate principal amount of 6.50% Notes due June 15, 2038. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus Supplement of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005 and the consolidated statements of earnings, cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2006. Our report is dated February 28, 2007.

Calgary, Alberta
September , 2007

Prospectus

Suncor Energy Inc. U.S.$2,000,000,000 Debt Securities

We may offer for sale from time to time, debt securities (the "Debt Securities") up to an aggregate initial offering price of U.S.$2,000,000,000 (or the equivalent in other currencies or currency units) during the 25 month period that this prospectus, including any amendments hereto (the "Prospectus"), remains effective. The aggregate amount shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these Debt Securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with Canadian generally accepted accounting practices, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our consolidated financial statements incorporated by reference in this Prospectus.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement (as defined below) may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and all of the experts named in this Prospectus are Canadian residents, and many of our assets are located outside the United States.

The date of this prospectus is February 20, 2007

Debt Securities may be offered in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms, will be set forth in a Prospectus Supplement which will accompany this Prospectus.

All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements (each, a "Prospectus Supplement") that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement on the internet at www.sec.gov. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which the Prospectus Supplement pertains.

We will provide the specific terms of the Debt Securities and all information omitted from this Prospectus in Prospectus Supplements. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest.

We may sell Debt Securities to or through underwriters or dealers purchasing as principals, and may also sell Debt Securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Debt Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Debt Securities, and will set forth terms of the offering of Debt Securities, including the method of distribution of such Debt Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. It will also set forth the proceeds to us.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Debt Securities will be a new issue of Debt Securities with no established trading market. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities or stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices and the liquidity of the Debt Securities. See "Risk Factors".

Our registered and principal office is located at 112 - 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5. Telephone: (403) 269-8709.

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "U.S.$" are to United States dollars. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ from U.S. generally accepted accounting principles ("U.S. GAAP"). Therefore, unless otherwise indicated, our consolidated financial statements and all financial information contained in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements or financial information prepared in accordance with U.S. GAAP. You should refer to Note 18 of our consolidated financial statements as at and for the year ended December 31, 2005 for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Suncor", "we", "us" and "our" mean Suncor Energy Inc. and its subsidiaries and joint venture investments.

The reserve information incorporated by reference herein includes voluntary reserve information prepared in accordance with Canadian standards which differ from U.S. standards.

This Prospectus is part of a registration statement on Form F-9 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell any combination of the Debt Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of U.S.$2,000,000,000. This Prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Debt Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading "Where You Can Find More Information". This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of Suncor at Box 38, 112 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V5, Telephone (403) 269-8709. For the purpose of the Province of Quebec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Suncor at the abovementioned address and telephone number. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents of the Corporation filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into this Prospectus:

  •
  our audited consolidated financial statements as at December 31, 2005 and December 31, 2004 and for each of the years in the three year period ended December 31, 2005, including the notes thereto and the auditor's report thereon included in our Annual Report to Shareholders;

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  our Annual Information Form dated March 1, 2006;

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  our Management's Discussion and Analysis for the year ended December 31, 2005;

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  our Management Information Circular and Proxy Statement dated March 1, 2006 relating to the annual meeting of our shareholders held on April 26, 2006;

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  our unaudited consolidated interim financial statements for the nine month's ended September 30, 2006 and September 30, 2005;

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  our Management's Discussion and Analysis for the nine month's ended September 30, 2006; and

  •
  our press release dated January 25, 2007, relating to the financial results of Suncor for the twelve months ended December 31, 2006.

Any documents of the type referred to above, or required to be incorporated by reference herein under National Instrument 44-101 — Short Form Prospectus Distributions, including interim financial statements, filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms for an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, solely for the purposes of the offering of the Debt Securities issued under such Prospectus Supplement.

Upon a new Annual Information Form and the related annual financial statements together with the auditors' report thereon and management's discussion and analysis incorporated therein being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form (and the previous annual financial statements and management's discussion and analysis and all interim financial statements and material change reports, and information circulars filed prior to the commencement of our financial year in which the new Annual Information Form is filed) shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities either as Prospectus Supplements or as exhibits to the Corporation's interim and audited annual financial statements, and will be deemed to be incorporated by reference in this Prospectus for the purposes of the offering of the Debt Securities.

The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For additional differences between Canadian and U.S. standards of reporting reserves, see "About this Prospectus" and "Risk Factors — Our voluntary reserve disclosure may not be comparable to the reserve estimates made by United States Companies subject to SEC reporting and disclosure requirements" in this Prospectus.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus, including certain documents incorporated by reference in this Prospectus, constitute forward-looking statements within the meaning of applicable securities laws, relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "estimate", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "target", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to: changes in the general economic, market and business conditions; fluctuations in supply and demand for our products; fluctuations in commodity prices and currency exchange rates; our ability to respond to changing markets, and to receive timely regulatory approvals; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement of conception of the detailed engineering needed to reduce the margin of error or level of accuracy; the integrity and reliability of our capital assets; the cumulative impact of other resource development; future environmental laws; the accuracy of our reserve, resource and future production estimates and our success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies and from companies that provide alternative sources of energy; labour and material shortages; and other facilities uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as fires, blowouts, freezeups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us; and other factors, many of which are beyond our control. These important factors are not exhaustive.

Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" or "Risk Factors Affecting Performance" in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated herein by reference. The forward-looking statements contained in this Prospectus, any Prospectus Supplement or any document incorporated by reference herein or therein are made as of the date of such document and, except as required under applicable laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-9 relating to the Debt Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We file with the securities commissions or similar authorities in each of the provinces of Canada, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may read and download reports and other information we have filed electronically with the SEC by accessing the SEC's website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar authorities in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Canada Business Corporations Act. Most of our directors and officers, and most of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Debt Securities who reside in the United States to effect service within the United States upon those directors, officers, and experts who are not residents of the United States. It may also be difficult for holders of Debt Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United Stated federal securities laws would probably be enforceable in Canada if the United States court in which judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Debt Securities under this Prospectus.

RISK FACTORS

You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this Prospectus and in the applicable Prospectus Supplement before purchasing the Debt Securities. Additional risk factors are discussed in our Annual Information Form and in our Management's Discussion and Analysis for the year ended December 31, 2005, which are incorporated by reference in this Prospectus. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.

Our voluntary reserve disclosure may not be comparable to the reserve estimates made by United States companies subject to SEC reporting and disclosure requirements

In addition to our estimates of reserves reported in accordance with U.S. disclosure requirements, we provide further voluntary disclosure in our filings made with Canadian securities authorities, including certain of the documents incorporated in this Prospectus. Our voluntary disclosure is materially different from the practices used to estimate reserves in reports and other materials filed with the SEC by United States companies. The primary differences are summarized below:

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  In the United States, production and reserve volumes are reported after deducting royalties and similar payments. In our voluntary disclosure, we also report gross production and reserve volumes, which are prior to the deduction of these amounts;

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  In our voluntary disclosure, we convert estimates of reserves from barrels of bitumen to barrels of synthetic crude oil for aggregation purposes;

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  The estimates of our reserves contained in our voluntary disclosure are evaluated based on annual average differential pricing assumptions. The SEC requires the use of constant cost and pricing assumptions in filings made with the SEC;

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  We include in our voluntary disclosure estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

As a consequence, our voluntary reserve disclosure may not be comparable to the reserve estimates made by United States companies subject to SEC reporting and disclosure requirements.

There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the debt securities will develop.

There is no public market for the Debt Securities and, unless otherwise specified in the applicable Prospectus Supplement, we do not intend to apply for listing of the Debt Securities on any securities exchanges. If the Debt Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.

The Debt Securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries.

We carry on our business through corporate and partnership subsidiaries. The majority of our assets are held in one or more corporate or partnership subsidiaries. Our results of operations and ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any Debt Securities. The Indenture pursuant to which the Debt Securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

SUNCOR ENERGY INC.

We are an integrated energy company, with corporate headquarters in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins — Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas, transport and refine crude oil and market petroleum and petrochemical products. Periodically, we also market third party petroleum products. We also carry on energy trading activities focused principally on buying and selling futures contracts and other derivative instruments based on the commodities we produce.

We have four principal operating businesses:

Oil Sands, based near Fort McMurray, Alberta, recovers bitumen, primarily through oil sands mining and in-situ development, and upgrades it into refinery feedstock and diesel fuel. Bitumen feedstock is also occasionally supplemented by third party suppliers.

Natural Gas, based in Calgary, Alberta, explores for, acquires, develops and produces natural gas from reserves in Western Alberta and Northeastern British Columbia. The sale of Natural Gas production provides a natural price hedge for natural gas purchased for consumption at the Oil Sands facility and refineries in Sarnia, Ontario and near Denver, Colorado. In addition, our indirectly wholly owned U.S. subsidiary, Suncor Energy (Natural Gas) America Inc., acquires land and explores for coal bed methane in the United States.

Our third business, Energy Marketing and Refining — Canada, headquartered in Toronto, Ontario, refines crude oil at our refinery in Sarnia, Ontario, into a broad range of petroleum products. These products are then marketed to industrial, wholesale and commercial customers principally in Ontario and Quebec, and to retail customers in Ontario through Sunoco-branded and joint venture operated retail networks. We also engage in third party energy marketing and trading activities through this business.

Our fourth business, Refining and Marketing — U.S.A., headquartered in Denver, Colorado, refines crude oil at our refinery in Commerce City, Colorado, near Denver, into a broad range of petroleum products, and markets these refined products to industrial, wholesale and commercial customers principally in Colorado and to retail customers in Colorado through Phillips 66® — branded sites. We also transport crude oil on our wholly or partly owned pipelines in Wyoming and Colorado.

Suncor's registered and principal office is located at 112 - 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5. Our common shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "SU".

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement, we will use the net proceeds we receive from the sale of the Debt Securities for general corporate purposes. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable Prospectus Supplement. We may invest funds that we do not immediately require in short-term marketable securities.

INTEREST COVERAGE

The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2005 and September 30, 2006 and are based on audited financial information, in the case of December 31, 2005, and unaudited financial information in the case of September 30, 2006. The financial ratios do not give effect to the Debt Securities offered by this Prospectus since the aggregate principal amount of Debt Securities that will be issued under this Prospectus and the terms of issue are not presently known. The interest and asset coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods.

	September 30, 2006	December 31, 2005
Interest coverage on long-term debt:
Earnings	28.6 times	12.5 times
Cash flow	32.9 times	16.9 times

Interest coverage on long-term debt on an earnings basis is equal to earnings before interest on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the interest coverage ratios set forth in this Prospectus, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to Debt Securities that may be issued under this Prospectus.

DESCRIPTION OF DEBT SECURITIES

In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries. The following description sets forth certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement.

The Debt Securities will be issued under an indenture to be entered into between us and The Bank of New York, as trustee (the "Trustee") (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers or articles of the Indenture.

We may issue securities (including debt securities) and incur additional indebtedness other than through the offering of Debt Securities under this Prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a foreign currency will be described in the Prospectus Supplement relating to any offering of Debt Securities denominated in a foreign currency. Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will be unsecured obligations. The Debt Securities offered pursuant to this Prospectus will be issued in an amount up to U.S.$2.0 billion or the equivalent foreign currency. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

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  the title and the aggregate principal amount of the Debt Securities;

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  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

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  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

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  the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form;

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  the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

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  each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;

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  the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

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  the terms and conditions upon which you may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

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  any mandatory or optional redemption or sinking fund or analogous provisions;

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  if other than denominations of U.S.$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of U.S.$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;

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  if other than U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

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  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

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  whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

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  whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

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  whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

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  the terms, if any, on which the Debt Securities may be converted or exchanged for other of our securities or securities of other entities;

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  if payment of the Debt Securities will be guaranteed by any other person;

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  the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

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  the percentage or percentages of principal amount at which the Debt Securities will be issued;

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  any applicable Canadian and U.S. federal income tax consequences; and

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  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless otherwise indicated in a Prospectus Supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

The Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of U.S.$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt

Securities of any particular series. The Indenture will provide that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a Prospectus Supplement, bearer securities will have interest coupons attached.

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a Prospectus Supplement, bearer securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

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  issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on (A) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

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  register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

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  exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

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  issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Global Securities

A series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.

Payment

Unless otherwise indicated in a Prospectus Supplement, payment of principal of (and premium, if any) and interest on the Debt Securities will be made at the office or agency of the Trustee, at 101 Barclay Street, 4 East, New York, New York 10286, Attn: Global Finance Americas, or at our option we can pay principal, interest and any premium by (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of U.S.$1.0 million or more in aggregate principal amount of the Debt Securities.

Unless otherwise indicated in a Prospectus Supplement, payment of any interest will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by us.

Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of us, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

"Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"Consolidated Net Tangible Assets" means the total amount of assets of Suncor on a consolidated basis after deducting therefrom:

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  all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

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  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

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  appropriate adjustments on account of minority interests of other persons holding stock of Suncor's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

"Current Assets" means current assets as determined in accordance with generally accepted accounting principles.

"Debt" means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:

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  any obligation for borrowed money;

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  any obligation evidenced by bonds, debentures, notes, or other similar instruments;

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  any Purchase Money Obligation;

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  any Capital Lease Obligation;

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  any payment obligation under Financial Instrument Obligations; and

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  any guarantee of Debt of another person.

"Financial Instrument Obligations" means obligations arising under:

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  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

"generally accepted accounting principles" means generally accepted accounting principles which Suncor reports its financial statements in and which are in effect from time to time.

"Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

"Property" or "property" means all property owned by Suncor or a Restricted Subsidiary except such property which is determined by a resolution of our board of directors delivered to the Trustee not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

"Purchase Money Mortgage" means any Lien created, issued, incurred or assumed by Suncor or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property

(including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.

"Purchase Money Obligation" means Debt of Suncor or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.

"Restricted Subsidiary" means a Subsidiary of Suncor provided, however, such term shall not include any Subsidiary of Suncor if the amount of Suncor's share of the shareholder's equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders' Equity.

"Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Suncor as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

"Subsidiary" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

"Voting Shares" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Covenants

Limitation on Liens

The Indenture provides that so long as any of our Debt Securities are outstanding, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or future property securing any Debt of ours or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and ratably with such other Debt all of the Debt Securities then outstanding under the Indenture, except:

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  Liens existing as of the date of the Indenture;

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  any Purchase Money Mortgage;

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  Liens on any property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit and any defects in title in structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or other grants;

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  Liens on any property or any interest therein to secure all or any part of the costs incurred after the date of the Indenture for surveying, exploration, extraction, drilling, development, construction, alteration, repair or improvement of or on such property;

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  Liens on any oil and/or gas property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

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  Liens existing on properties when acquired, provided that such Liens were not incurred in anticipation of such acquisition;

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  Liens existing on property of a person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with us or a Restricted Subsidiary or such property is otherwise acquired by us or a Restricted Subsidiary or when given in compliance with obligations under trust deeds and similar instruments entered into prior to their becoming Restricted Subsidiaries or being merged into or amalgamated or consolidated with us or such property is otherwise acquired, provided such Liens do not attach to property owned by us or owned by our Restricted Subsidiaries prior to such merger, amalgamation or consolidation;

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  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the assets that are the subject of the relevant agreement;

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  Liens incurred or arising by operation of law;

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  Liens incurred in connection with Debt which by its terms is non-recourse to us or any Restricted Subsidiary;

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  Liens in favor of us or any Restricted Subsidiary;

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  Liens on Current Assets to secure Debt repayable on demand or maturing within 12 months of the date when such Debt is incurred or the date of any renewal or extension thereof provided that such security is given at the time that the Debt is incurred;

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  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

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  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided however that (A) such new Lien shall be limited to all or part of the property which is secured by the Lien plus improvements on such property and (B) the Debt secured by the new Lien is not increased from the amount of the Debt then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions; and

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  Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (A) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (B) any other interest in property of the character commonly referred to as a "production payment", will not constitute secured Debt and will not result in us being required to secure the Debt Securities.

Consolidation, Amalgamation, Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all the properties and assets of us and our subsidiaries on a consolidated basis to any person, unless:

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  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the Debt Securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the Debt Securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "— Additional Amounts", below;

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  the successor entity expressly assumes or assumes by operation of law all of our obligations under the Debt Securities and under the Indenture;

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  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

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  certain other conditions are met.

Notwithstanding anything to the contrary, we may consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly owned subsidiary and convey, transfer or lease all or substantially all of the properties and assets of us and our subsidiaries on a consolidated basis to any direct or indirect wholly owned subsidiary without complying with the above provisions in a transaction or series of transactions in which we remain the obligor on the Debt Securities (a "Permitted Reorganization") provided we have provided the Trustee and all of our then current ratings agencies with notice of our intention to enter into a Permitted Reorganization at least 45 days prior to the proposed date of completion of such Permitted Reorganization (the "Permitted Reorganization Date") and provided further that on or prior to the Permitted Reorganization Date we have delivered to the Trustee an officers' certificate confirming that, as of the Permitted Reorganization Date: (i) all of our Debt which ranked pari passu with the then outstanding Debt Securities immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with such Debt Securities after the Permitted Reorganization; for certainty, there is no requirement for any such other Debt to obtain or maintain similar ranking to such Debt Securities and such other Debt may be structurally subordinated or otherwise subordinated to the Debt Securities; or (ii) at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of our debt securities at such time, that one rating agency) have affirmed that the rating assigned by them to the Debt Securities shall not be downgraded as a result of the Permitted Reorganization, or notice thereof.

If, as a result of any such transaction, any of our properties or assets or any properties or assets of any Subsidiary of Suncor becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the Debt Securities, we, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and ratably with or prior to the Debt secured by such Lien.

Additional Amounts

Unless otherwise specified in a Prospectus Supplement, all payments made by us under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Debt Securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

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  which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder; or

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  which is subject to such Canadian Taxes by reason of the holder of the Debt Securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We will also (i) make such withholding or deduction; and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

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  any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

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  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

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  any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) of this paragraph, but excluding any such Canadian Taxes on such holder's net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in a Prospectus Supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or (ii) on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series.

In the event that we elect to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

Notice of intention to redeem such series of our Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

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  within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

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  within the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events with respect to any series of our Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:

  (i)
  default in the payment of any interest on any debt security of that series or additional amounts on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

  (ii)
  default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

  (iii)
  default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

  (iv)
  if an event of default (as defined in any indenture or instrument under which we or any Restricted Subsidiary has at the time of the Indenture or shall thereafter have outstanding any Debt for borrowed money) shall happen and be continuing, or we or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such Debt at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in Debt being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 3.5% of our Shareholders' Equity shall be or become due and payable upon such declaration or prior to the date on which the same would otherwise have become due and payable (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (a) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Debt has been accelerated, or (b) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or as a result of an event of default which is related to the failure to pay principal on the conditions set out in any such indenture or instrument, then (i) if such Accelerated Indebtedness is, by its terms, non-recourse to the borrower, it shall not be considered an event of default for purposes of the Indenture; or (ii) if such Accelerated Indebtedness is recourse to the borrower, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

  (v)
  certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

  (vi)
  any other events of default provided with respect to Debt Securities of that series.

If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be due and payable immediately on demand.

Reference is made to the Prospectus Supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

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  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;

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  the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

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  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not Suncor, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

Unless otherwise specified in the applicable Prospectus Supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding Debt Securities of such series (hereinafter referred to as a "Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

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  we have delivered to the Trustee an opinion of counsel in the United States stating that (a) Suncor has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

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  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred

    (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

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  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

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  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

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  other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Debt Securities (hereinafter referred to as "Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

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  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding Debt Securities include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

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  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

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  other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

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  change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

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  reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

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  change the place of payment;

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  change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

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  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

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  reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

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  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

Our Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a significant portion of all of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.

We have been informed by Blake, Cassels & Graydon LLP that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (hereinafter referred to as a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Indenture and our Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York if:

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  the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta or the federal courts of Canada (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to our Debt Securities);

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  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta, the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

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  the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta or any applicable federal laws in Canada;

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  no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta or a federal court of Canada;

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  interest payable on our Debt Securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and

  •
  the action to enforce such judgment is commenced within the appropriate limitation period except that any court in the Province of Alberta or federal court of Canada may only give judgment in Canadian dollars.

We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

PLAN OF DISTRIBUTION

We may sell Debt Securities to or through underwriters or dealers and may also sell Debt Securities directly to purchasers or through agents.

The applicable Prospectus Supplement will also set forth the terms of the offering relating to the particular Debt Securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price (in the event the offering is a fixed price distribution), our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or non-fixed prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the U.S. Securities Act of 1933 (the "Securities Act"). Any such underwriter or agent will be identified, and any such compensation will be described in the applicable Prospectus Supplement.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Debt Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement(s), which will also set forth the commission payable for solicitation of these contracts.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Debt Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Debt Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series of Debt Securities will be a new issue of Debt Securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market, if any, for the Debt Securities of any series, whether or not the Debt Securities of any series are listed on a securities exchange.

CERTAIN INCOME TAX CONSEQUENCES

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Debt Securities offered thereunder, including whether the payments of principal of, premium, if any, and interest on the Debt Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Debt Securities offered under this Prospectus by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

LEGAL MATTERS

Unless otherwise specified in the applicable Prospectus Supplement, certain legal matters relating to Canadian law in connection with the issuance of the Debt Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the issuance of the Debt Securities will be passed upon for us by Shearman & Sterling LLP, Toronto, Ontario, Canada. Certain legal matters in connection with the issuance of Debt Securities relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

As of the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

INTEREST OF EXPERTS

The consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings, cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2005 incorporated by reference in this Prospectus have been audited by PricewaterhouseCoopers LLP, independent chartered accountants, as indicated in their report dated March 1, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

Certain information relating to our reserves in our Annual Information Form incorporated by reference in this Prospectus has, in the case of all reserves, been calculated by our engineers and audited and opined on at December 31, 2005 by GLJ Petroleum Consultants Ltd. ("GLJ"), independent petroleum consultants retained by us has been compiled by us based on reports dated February 21, 2006 and February 24, 2006, prepared by GLJ and have been so incorporated in reliance on the opinion and report, respectively, of GLJ, given upon the authority of said firm as experts in evaluating petroleum reserves. As of the date of this Prospectus, the partners of GLJ as a group beneficially own, directly or indirectly, less than 1% of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part:

  •
  the documents listed in the second paragraph under "Documents Incorporated by Reference" in this Prospectus;

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  the consent of our accountants PricewaterhouseCoopers LLP;

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  the consent of our counsel Blake, Cassels & Graydon LLP;

  •
  the consent of our independent petroleum consultant GLJ Petroleum Consultants Ltd.;

  •
  powers of attorney from directors and officers of Suncor Energy Inc.;

  •
  the form of indenture relating to the Debt Securities; and

  •
  statement of eligibility of the trustee on Form T-1.

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